Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2021 (the “Current Report”). Accordingly, we have attached the Current Report (including exhibits) to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on November 3, 2021 was $0.865 per share.

 Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-K

_________________

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  November 2, 2021

_______________________________

Jones Soda Co.

(Exact name of registrant as specified in its charter)

_______________________________

Washington	0-28820	52-2336602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

66 South Hanford Street, Suite 150

Seattle, Washington 98134

(Address of Principal Executive Offices) (Zip Code)

(206) 624-3357

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

_______________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On November 4, 2021, Jones Soda Co. (the “Company”) issued a press release announcing its financial results for the quarter ended September 30, 2021. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The Company will discuss its results for the quarter ended September 30, 2021 on its scheduled conference call today, November 4, 2021, at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting https://viavid.webcasts.com/starthere.jsp?ei=1505263&tp_key=3e7b7ff4ef or our website at www.jonessoda.com. Investors may also listen to the call via telephone by dialing 1-866-269-4261 (confirmation code: 1130883). In addition, a telephone replay will be available by dialing 1-844-512-2921 (confirmation code: 1130883) through November 11, 2021, at 7:30 p.m. Eastern Time.

The information in this Current Report in Item 2.02 and Exhibit 99.1 is being furnished to the Securities and Exchange Commission (the “SEC”) and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 2, 2021, the Company’s Board of Directors (the “Board”) ratified the appointment of Eric Chastain, the Company’s Chief Operating Officer, as the President and Chief Operating Officer of the Company’s beverage division, to be effective as of November 8, 2021. In connection with such appointment, Mr. Chastain’s annual base salary will be increased from $165,000 to $200,000.

In addition, on November 2, 2021, the Board approved a cash bonus in the amount of $15,000 payable to Joe Culp, the Company’s Controller, Principal Financial Officer and Principal Accounting Officer.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 4, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jones Soda Co.

Date: November 4, 2021	By:	/s/ Mark Murray
Mark Murray
Chief Executive Officer and President

EXHIBIT 99.1

Jones Soda Reports Strong Third Quarter 2021 Results

– Fifth Consecutive Quarter of Revenue Growth; First Time Since 2006 Jones Reports Consecutive Quarters of Positive Income from Operations –

– Anticipates Launching Portfolio of Cannabis Products in Q1 2022 –

SEATTLE, Nov. 04, 2021 (GLOBE NEWSWIRE) -- Jones Soda Co. (OTCQB: JSDA) (“Jones Soda” or the “Company”), the original craft soda company known for its unconventional flavors and user-designed label artwork, announced its financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights vs. Year-Ago Quarter

  Revenue increased 29% to $4.6 million compared to $3.5 million.
  Gross profit as a percentage of revenue increased 600 basis points to 32.0% compared to 26.0%.
  Net loss improved substantially to $59,000, or $(0.00) per share, compared to a net loss of $450,000, or $(0.01) per share.
  Adjusted EBITDA1 improved to $72,000 compared to $(324,000).

Management Commentary

“We had another strong quarter as we experienced revenue growth across all channels and continued momentum in our core bottled soda business,” said Mark Murray, President and CEO of Jones Soda. “National awareness of Jones continued to grow during the quarter as our marketing initiatives garnered significant interest from both consumers and the media. First, our augmented reality (AR) label series we launched this summer has been a great success. As a follow up, we just rolled out a new series that features Zoltar, the widely recognized fortune teller character. Second, the highly anticipated return of Turkey & Gravy as a Special Release flavor has generated a lot of buzz among fans and media across the U.S. and Canada. Unique labels and flavors remain a signature point of differentiation, and we continue to look for new and innovative ways to engage with consumers.

“As recently announced, we took a significant step towards launching our planned cannabis business line by signing a definitive arrangement agreement with Pinestar. We are excited about our plans to launch a portfolio that will include not only cannabis-infused beverages, but also edibles, vapes and pre-rolls. We continue to believe that we are well-positioned as a nationally recognized brand to capitalize on the opportunities in this space and we are happy to have our first-ever Chief Marketing Officer, Bohb Blair, being a steward of the launch. We expect to launch our portfolio in the first quarter of 2022, and we look forward to sharing more details upon the close of the deal.

“Looking ahead, we believe we are well-positioned to continue executing against our turnaround plan with momentum for the Jones brand building across the U.S. and Canada. While we remain confident in our growth trajectory, we are not immune to the supply-chain and commodity headwinds that businesses around the world are facing. Our team continues to work closely with our supply-chain and raw materials partners in an effort to manage these challenges and meet customer demand. By taking these actions, we expect to report strong results for the last quarter of 2021 and exceed our internal objectives for the year.”

Third Quarter 2021 Financial Results

Revenue in the third quarter of 2021 increased 29% to $4.6 million compared to $3.5 million in the prior year period. The revenue growth was primarily attributable to an increase in sales of Jones’ core bottled soda products.

Gross profit as a percentage of revenue increased 600 basis points to 32.0% for the third quarter of 2021 compared to 26.0% in the year-ago period. The improvement in gross profit margin reflects the Company’s continued shift to a more favorable product mix.

Net loss for the third quarter of 2021 improved to $59,000, or $(0.00) per share, compared to a net loss of $450,000, or $(0.01) per share, in the third quarter of 2020. The Company’s income from operations improved to $14,000 compared to a loss from operations of $394,000 in the prior year period.

Adjusted EBITDA1 in the third quarter of 2021 improved to $72,000 compared to $(324,000) in the prior year period.

At September 30, 2021, cash and cash equivalents totaled $5.9 million compared to $3.1 million at June 30, 2021, and $4.6 million at December 31, 2020. Apart from the outstanding convertible debt instruments, the Company did not have any substantial debt and continues to actively evaluate a new line of credit.

1 Adjusted EBITDA is defined as net income (loss) from operations before interest expense, interest income, taxes, depreciation, amortization and stock-based compensation and is a non-GAAP measure (reconciliation provided below).

Conference Call

Jones Soda will hold a conference call today at 4:30 p.m. Eastern time to discuss its results for the third quarter ended September 30, 2021.

Date: Thursday, November 4, 2021
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-866-269-4261
International dial-in number: 1-323-347-3278
Conference ID: 1130883

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the investor relations section of the Company’s website at www.jonessoda.com.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 11, 2021.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 1130883

Presentation of Non-GAAP Information

This press release contains disclosure of the Company's Adjusted EBITDA, which is a not a United States Generally Accepted Accounting Principle (“GAAP”) financial measure. The difference between Adjusted EBITDA (a non-GAAP measure) and Net Loss (the most comparable GAAP financial measure) is the exclusion of interest expense and income, income tax expense, depreciation and amortization expense and stock-based compensation. We have included a reconciliation of Adjusted EBITDA to Net Loss in our Non-GAAP Reconciliation in this press release. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. In addition, because Adjusted EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA provides useful information to investors about the Company's results attributable to operations, in particular by eliminating the impact of non-cash charges related to stock-based compensation, amortization and depreciation that is consistent with the manner in which we evaluate the Company's performance. These adjustments to the Company's GAAP results are made with the intent of providing a more complete understanding of the Company's underlying operational results and provide supplemental information regarding our current ability to generate cash flow. This non-GAAP financial measure is not intended to be considered in isolation or as a replacement for, or superior to net loss as an indicator of the Company's operating performance, or cash flow, as a measure of its liquidity. Adjusted EBITDA should be reviewed in conjunction with Net Loss as calculated in accordance with GAAP.

About Jones Soda Co.
Headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda and Lemoncocco® brands. A leader in the premium soda category, Jones Soda is made with pure cane sugar and other high-quality ingredients, and is known for packaging that incorporates ever-changing photos sent in from its consumers. Jones’ diverse product line offers something for everyone – pure cane sugar soda, zero-calorie soda and Lemoncocco non-carbonated premium refreshment. Jones is sold across North America in glass bottles, cans and on fountain through traditional beverage outlets, restaurants and alternative accounts. For more information, visit www.jonessoda.com or www.myjones.com or www.drinklemoncocco.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as “will,” “aims,” “anticipates,” “becoming,” “believes,” “continue,” “estimates,” “expects,” “future,” “intends,” “plans,” “predicts,” “projects,” “targets,” or “upcoming.” Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results, including its financial condition and results of operations and its ability to continue as a going concern, include, among others: its ability to successfully execute on its growth strategies and operating plans for the future; the Company’s ability to continue to effectively utilize the proceeds from its recent financings; the Company’s ability to consummate the transactions contemplated by its recently announced arrangement agreement related to a proposed plan of arrangement and to recognize the anticipated benefits of such transactions; the Company’s ability to execute its plans to develop and market THC/CBD-infused and/or cannabis-infused beverages and edibles, and comply with the laws and regulations governing cannabis, hemp or related products, and the timing and costs of the development of these new product lines; the Company’s ability to manage operating expenses and generate sufficient cash flow from operations; the Company’s ability to create and maintain brand name recognition and acceptance of its products; the Company’s ability to adapt and execute its marketing strategies, especially in light of the restrictions caused by the COVID-19 pandemic; the Company’s ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry generally and in the craft beverage segment specifically; the Company’s ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages (including the imposition of taxes); its ability to develop and launch new products and to maintain brand image and product quality; the Company’s ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts; its ability to manage inventory levels and maintain relationships with manufacturers of its products; its ability to maintain a consistent and cost-effective supply of raw materials and flavors and manage the impact of the COVID-19 pandemic and other factors on its supply chain; its ability to attract, retain and motivate key personnel; its ability to protect its intellectual property; the impact of future litigation and the Company’s ability to comply with applicable regulations; its ability to maintain an effective information technology infrastructure, fluctuations in freight and fuel costs; the impact of currency rate fluctuations; its ability to access the capital markets for any future equity financing and to manage the impact that the COVID-19 pandemic may have on the Company’s ability to access capital; the Company’s ability to maintain disclosure controls and procedures and internal control over financial reporting; dilutive and other adverse effects from future potential securities issuances; and any actual or perceived limitations by being traded on the OTCQB Marketplace. More information about factors that potentially could affect the Company’s operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2021 and in the other reports filed with the SEC since that that date. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Cody Slach and Cody Cree
Gateway Investor Relations
1-949-574-3860
JSDA@gatewayir.com

JONES SODA CO.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

Revenue	$4,565	$3,541	$11,880	$9,431
Cost of goods sold	3,102	2,619	8,255	7,341
Gross profit	1,463	922	3,625	2,090
Gross profit %	32.0%	26.0%	30.5%	22.2%

Operating expenses:
Selling and marketing	733	642	2,104	1,924
General and administrative	716	674	2,147	2,136
	1,449	1,316	4,251	4,060
Income (loss) from operations	14	(394)	(626)	(1,970)
Interest income	1	2	3	23
Interest expense	(76)	(40)	(160)	(116)
Other income (expense), net	10	(11)	338	3
Loss before income taxes	(51)	(443)	(445)	(2,060)
Income tax expense, net	(8)	(7)	(24)	(19)
Net loss	$(59)	$(450)	$(469)	$(2,079)

Net loss per share - basic	$(0.00)	$(0.01)	$(0.01)	$(0.03)
Weighted average basic common shares outstanding	64,550,554	61,857,555	64,768,258	61,730,684

JONES SODA CO.
CONDENSED CONSOLIDATED BALANCE SHEETS
UNAUDITED

	September 30, 2021	December 31, 2020
	(Unaudited)
ASSETS	(In thousands, except share data)
Current assets:
Cash and cash equivalents	$5,922	$4,614
Accounts receivable, net of allowance of $99 and $93	2,686	1,581
Inventory	1,483	1,856
Prepaid expenses and other current assets	275	193
Total current assets	10,366	8,244
Fixed assets, net of accumulated depreciation of $605 and $554	261	305
Other assets	33	33
Right of use lease asset	392	471
Total assets	$11,052	$9,053
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,571	$1,385
Lease liability, current portion	107	102
Accrued expenses	1,295	853
Taxes payable	12	6
Current portion of convertible subordinated notes payable, net	90	-
Current portion of accrued interest expense	7	-
Current portion of SBA Loan	-	140
Total current liabilities	3,082	2,486
Net convertible subordinated notes payable, net of current portion	1,741	1,386
Accrued interest expense, net of current portion	21	232
SBA loan, net of current portion	-	195
Lease liability, net of current portion	294	375
Total liabilities	5,138	4,674
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 67,837,191 shares and 61,975,748 shares, respectively	75,979	73,953
Accumulated other comprehensive income	389	411
Accumulated deficit	(70,454)	(69,985)
Total shareholders’ equity	5,914	4,379
Total liabilities and shareholders’ equity	$11,052	$9,053

JONES SODA CO.
NON-GAAP RECONCILIATION
(Unaudited, in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
GAAP net income (loss)	$(59)	$(450)	$(469)	$(2,079)
Stock based compensation	26	57	107	130
Interest income	(1)	(2)	(3)	(23)
Interest expense	76	40	160	116
Income tax expense, net	8	7	24	19
Depreciation and Amortization	22	24	70	45
Non-GAAP Adjusted EBITDA	$72	$(324)	$(111)	$(1,792)